www.KKRreit.com | NYSE: KREF

Confidential

VIA EDGAR

June 16, 2020

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Jeffrey Lewis, Staff Accountant, and Ms. Shannon Menjivar, Accounting Branch Chief

Re:	KKR Real Estate Finance Trust Inc.
Form 10-K for the year ended December 31, 2019
Form 10-Q for the quarterly period ended March 31, 2020
File No. 001-38082

Dear Mr. Lewis and Ms. Menjivar,

KKR Real Estate Finance Trust Inc. (the “Company,” “we” or “our”) is submitting the following response to your comment letter, dated June 5, 2020, regarding the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 (the “Form 10-Q”).  To assist your review, we have retyped the text of the Staff’s comment in italics below.

Form 10-Q for the quarterly period ended March 31, 2020
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Core Earnings, page 46

1.
We note a provision for credit losses, net of $55.3 million was recorded for the three months ended March 31, 2020, which is presented as an adjustment from Net Income (Loss) Attributable to Common Stockholders to Core Earnings. We also note on page 60 your period-to-period discussion with respect to the increase in the provision for credit losses, net, due primarily to the COVID-19 pandemic. Please tell us how you determined this adjustment was appropriate and if you intend to make similar adjustments to Core Earnings going forward.

Response:

We would like to start by providing background on the Company’s historical provision for credit losses. Prior to the adoption of ASU No. 2016-13, Financial Instruments – Credit Losses, and subsequent amendments (“ASU 2016-13” or “CECL”), on January 1, 2020, the Company did not record any provision for credit losses, nor did it recognize a credit loss, on any of the loans in its portfolio. However, consistent with the terms of our Management Agreement between our external manager and us (the “Management Agreement”) and consistent with industry practice and as further explained below, had the Company recognized a credit loss provision prior to the adoption of ASU 2016-13, the Company would have excluded any such unrealized provision for credit losses from net income (loss) attributable to our stockholders in calculating Core Earnings. Upon the adoption of ASU 2016-13 on January 1, 2020, the Company recorded a $15.0 million, or $0.26 per common share, cumulative-effect adjustment (the “Day-1 adjustment”) to its accumulated deficit as of January 1, 2020 to reflect the expected credit losses on the Company’s loan portfolio under the CECL model as of such date.  The Day-1 adjustment was estimated based on a January 1, 2020 pre-COVID-19 macroeconomic outlook, which is one of the key determinative inputs of the CECL model, and significantly impacts the Company’s resulting estimate of expected credit losses.  It is important to note that even absent the impact of the COVID-19 pandemic on the macroeconomic outlook, the Company would have recorded an adjustment to its provision for credit losses under CECL to reflect any changes in its underlying loan portfolio. For example, during any  reporting period, our provision for credit losses would (i) decrease in the event of any loan prepayments and (ii) increase in the event of new loan originations, in each case, assuming our loan portfolio balance was otherwise static and there were no changes in the macroeconomic outlook. While the Company’s $5.1 billion loan portfolio as of March 31, 2020 remained substantially unchanged from January 1, 2020, the macroeconomic outlook during that same period experienced a significant adverse change as a result of the COVID-19 pandemic.  Accordingly, as noted in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) disclosures in the Form 10-Q, the Company further adjusted its expected losses under the CECL model as of March 31, 2020 by recording an incremental provision for credit losses of $55.3 million, or $0.96 per common share, which reflected the adverse impact of the COVID-19 pandemic on the macroeconomic outlook and was not specific to any loan losses or impairments in our portfolio.  Both the Day-1 adjustment and the incremental adjustment were disclosed in the Form 10-Q on pages 60, 68 and elsewhere.

One of the Company’s principal business objectives is to generate net income by earning a net interest spread on its commercial real estate (“CRE”) mortgage loan portfolio, which is a function of the Company’s interest income from its CRE loan investments, less financing and operating costs.  As noted in the MD&A disclosures in the Form 10-Q, the Company uses Core Earnings, a non-GAAP measure, to evaluate its performance by excluding the effects of certain non-recurring and/or non-cash items that are not necessarily indicative of our current loan activity and operating performance. Accordingly, the Company’s Core Earnings definition for reporting purposes excludes from net income (loss) attributable to our stockholders, among other non-recurring and/or non-cash items, the unrealized provision for credit losses together with other similar non-cash and/or unrealized items that are included in net income for the applicable reporting period. We believe that excluding the unrealized provision for credit losses in calculating Core Earnings is appropriate since the unrealized provision for credit losses is not indicative of our portfolio’s current underlying performance. Additionally, we believe that excluding such unrealized provision for credit losses from net income (loss) attributable to the Company’s stockholders is useful to investors as it enables further comparability of the Company’s performance against its peers since such adjustment to Core Earnings, or similar non-GAAP measures, has been commonly utilized by mortgage REITs, both prior and subsequent to the adoption of ASU 2016-13.  Similarly, we note that forward-looking Core Earnings estimates published from time to time by the mortgage REIT analysts covering the Company and its peers also excludes such adjustments, and as such is helpful to investors in providing a comparable basis upon which to measure performance across our peer group, as well as the Company’s ability to cover its dividends.  We note supplementally that, to the extent the Company realizes any credit losses on its loan portfolio in the future, the full amount of such realized credit loss would be included in its calculation of Core Earnings.

In developing our Core Earnings disclosure in the Form 10-Q, we considered Securities and Exchange Commission CF Disclosure Guidance: Topic No. 9 with respect to disclosing the impact of COVID-19 on the Company’s earnings and financial results. While the increase in the Company’s provision for credit losses during the three months ended March 31, 2020 was primarily driven by the significant adverse change in the macroeconomic outlook resulting from the COVID-19 pandemic as noted above, we believe that the exclusion of the change in the unrealized provision for credit losses from our calculation of Core Earnings is appropriate as explained above, regardless of whether the change is driven by (i) changes in the macroeconomic outlook, or other inputs or assumptions used in our CECL model, or (ii) due to changes in our loan portfolio due to loan originations, repayments or other items.

Accordingly, we intend to make similar adjustments to Core Earnings in future periods to reflect changes in our unrealized provision for credit losses by adding back (or deducting) increases (or decreases) to the unrealized provision for credit losses.

*****

We hope the foregoing addresses the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 520-1537.

Sincerely,

/s/ Mostafa Nagaty
Mostafa Nagaty
Chief Financial Officer

cc:	Joseph Kaufman, Simpson Thacher & Bartlett LLP